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                              [Advest Letterhead]

                               December 6, 2004


Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:    First State Financial Corporation
               Registration Statement on Form S-1
               File No. 333-119800

Ladies and Gentlemen:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Advest, Inc., as representative of the several underwriters hereby joins in the request of First State Financial Corporation with respect to the above-captioned registration statement ("Registration Statement"), that the effective date for the Registration Statement be accelerated so that it be declared effective at 3:00 p.m. on Thursday, December 9, 2004, or as soon thereafter as possible.

                                 Very truly yours,

                                 ADVEST, INC.

                                 /s/Michael T. Mayes

                                 By: Michael T. Mayes
                                 Its:  Managing Director and
                                       Head of Investment Banking